Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2008	2007
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$5,581	$4,068
Add:
Equity earnings from affiliates	(305)	(747)
Dividends received from affiliates	193	145
Fixed Charges (excluding capitalized interest )	843	759
Amortization of capitalized interest	25	27

Total earnings available for fixed charges	$6,337	$4,252

Fixed charges:
Interest on debt and finance lease charges	$702	$632
Capitalized interest	30	15
Interest element on rental expense	141	127

Total fixed charges	$873	$774

Ratio of earnings to fixed charges	7.3	5.5